UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File No.: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

Enclosure: Second Update of Alcatel Lucent Reference Document 2012

NOT FOR DISTRIBUTION IN OR INTO, DIRECTLY OR INDIRECTLY, AUSTRALIA, CANADA OR JAPAN.

Alcatel-Lucent announces Alcatel-Lucent USA Inc. pricing of Senior Notes offering

Paris, November 7, 2013 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) is pleased to announce today that its wholly-owned subsidiary, Alcatel-Lucent USA Inc., has priced an offer to sell USD750 million of its 6.750% Senior Notes due 2020 (the “Notes”) in an offering to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes were priced at 100% of their principal amount. The Notes will be guaranteed (the “Guarantees”) on a senior unsecured basis by Alcatel Lucent and certain of its subsidiaries. This offering follows the announcement made on November 4, 2013 and continues the execution of the Shift Plan announced by Alcatel Lucent in June 2013.

The net proceeds from the issuance and sale of the Notes will be used (i) to repay or redeem (or refinance amounts used to repay or redeem) the USD96 million aggregate principal amount of Alcatel-Lucent USA Inc.’s 2.875% Series A Convertible Bonds due 2023 and the 2.875% Series B Convertible Bonds due 2025, and the Euro 59 million principal amount of Alcatel Lucent’s 5.000% convertible/exchangeable bonds due 2015; (ii) to prefund the maturity of Euro 274 million principal amount of Alcatel Lucent’s 6.375% bonds due in April 2014 and (iii) for general corporate purposes.

IMPORTANT NOTICE

This press release must not be published, released or distributed, directly or indirectly, in Australia, Canada or Japan. This press release and the information contained herein do not constitute an offer to sell or subscribe for, nor the solicitation of an order to purchase or subscribe for, securities in the United States of America or in any other country.

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in which, or to any persons to whom, such an offer, solicitation, or sale is unlawful. The Notes and the Guarantees mentioned herein have not been, and will not be, registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements under the Securities Act and applicable state securities laws.

This press release is being issued pursuant to Rule 135c under the Securities Act, and is neither an offer to sell nor a solicitation of an offer to buy any of the securities described herein, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, any of the securities described herein or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

This press release does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The securities of Alcatel Lucent and Alcatel-Lucent USA Inc. described herein have not been offered and will not be offered or sold, directly or indirectly, to the public in France. Any offer of such securities or distribution of any offering material relating to such securities will be made only to (i) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors acting for their own account as defined under articles L. 411-2 et D. 411-1 of the French Monetary and Financial Code and in accordance with articles L. 411-1 et L. 411-2 of the French Monetary and Financial Code.

In the event that the securities are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code must be complied with.

In member states of the European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) other than France, this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” and act for their own account within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) persons referred to in Article 49(2) (a) to (d) of the Order (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The securities of Alcatel Lucent and Alcatel-Lucent USA Inc. described herein are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Except for historical information, all other information herein consists of forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include statements regarding the future financial and operating results of Alcatel Lucent, are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. For a more complete list and description of such risks and uncertainties, refer to Alcatel Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel Lucent with the U.S. Securities and Exchange Commission.

ALCATEL LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0) 1 4076 1120
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2013

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer